Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No.5 to the Annual Report of HEXO Corp. (the “Company”) on Form 40-F/A for the period ended July 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Stephen Burwash, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 20, 2020	By:	/s/ Stephen Burwash
Stephen Burwash
Chief Financial Officer
(Principal Financial Officer)